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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

SBS Broadcasting S.A.

(Translation of registrant's name into English)

8–10 rue Mathias Hardt,
L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING SA

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        SBS Broadcasting S.A. ("SBS" or "the Company") is a Luxembourg société anonyme that is subject to the provisions of the law on Commercial Companies of August 10, 1915, as amended. SBS was founded on October 24, 1989, published as memorial number 88 on March 20, 1990, and is registered with the Trade Register of Luxembourg under register number B31 996. The registered office of SBS is 8-10 rue Mathias Hardt, BP 39, L-2010 Luxembourg, and the telephone number is +352 40 7878.

        We own and/or operate television and radio broadcasting stations in Europe. We currently own and operate television stations that broadcast in or into Norway, Sweden, Denmark, Flemish Belgium, The Netherlands and Hungary. Additionally, we own a minority interest in television stations in Poland, Romania and Austria. We also own and operate radio stations in Denmark, Sweden, Finland and Greece. We intend to continue acquiring interests in and developing television and radio stations in our current markets and other parts of Europe as opportunities arise.

        In 1999, we formed the SBS New Media division to expand our Internet-related activities. We have changed our strategy with respect to New Media operations and are currently taking a conservative approach to New Media opportunities, aiming to invest only in those which complement our television and radio operations and do not require significant development expenditures.

        The primary source of our revenue is the sale of advertising time on our television and radio stations. Our most significant station operating expenses are programming and distribution expenses, employee salaries and commissions, and advertising and promotional expenditures.

Television

        In Norway, we own 51% of, and operate, TVNorge, a national satellite-to-cable television station and over-the-air network that currently reaches approximately 85% of the television households in Norway. We own and operate Kanal 5, a satellite-to-cable television station based in, and transmitting from, the United Kingdom that currently reaches approximately 58% of the television households in Sweden. We own and operate TvDanmark 1, a satellite-to-cable station based in, and transmitting from, the United Kingdom into Denmark. We also own and operate TvDanmark 2, a network of nine local, over-the-air and must-carry (SMATV) television stations in Denmark. TvDanmark 1 and TvDanmark 2 currently reach approximately 60% and 76%, respectively, of the television households in Denmark.

        In the European television markets outside Scandinavia, we own and operate VT4, a cable television channel operating under a Flemish license, which is carried by all the cable systems in the Flemish-speaking community of Belgium and reaches approximately 97% of the television households in the Flemish-speaking community. In The Netherlands, we own 70% of and operate SBS6 and NET5, national satellite-to-cable television channels that reach approximately 96% each of the television households in The Netherlands. On April 12, 2001 our Dutch operations acquired V8, our third, and 70%-owned national satellite-to-cable television station in The Netherlands, which currently reaches 96% of the television households in The Netherlands. In Hungary, we hold an 84% economic interest and a 49% voting interest in, and operate, TV2, a national over-the-air station that currently reaches approximately 93% of the television households in Hungary.

        In Romania, we own 40% of prima TV, an over-the-air and satellite-to-cable television station that currently reaches approximately 53% of the television households in Romania. In Poland, we own a 33% interest in TVN, a private over-the-air and satellite-to-cable television station that currently reaches approximately 85% of the Polish television households, including the ten largest urban areas. TVN also operates TVN7, a satellite-to-cable television station that currently reaches approximately 51% of the Polish television households.

        We also own 100% of Broadcast Text International AB ("BTI"), one of Europe's largest suppliers of localization services. BTI supplies a full range of localization services, such as subtitling for television, cinema and DVD, and translation of documents, computer games and multimedia presentations, as well as localization of web pages.

Radio

        We own significant interests in, and operate, 20 radio stations in Europe. In Denmark, we own 100% of Nordisk Radioreklame A/S through which we operate the CHR radio Kiss FM in Copenhagen, The Voice in Copenhagen, The Voice in Odense, Pop FM in Copenhagen, Pop FM in Odense and The Voice in Aarhus (95% owned). On December 12, 2001, we obtained a broadcasting license for Pop FM in Aarhus, which was launched on March 25, 2002. In Sweden, we own and operate Radio City in Stockholm, the operating entities of which are Radio City in Malmoe, Radio City in Gothenbourg, and Radio 106.7 RockKlassiker and Easy FM in Stockholm. In Finland, we own and operate Radio Sata in Turku, Radio Mega in Oulu, Radio 957 in Tampere, Radio Jyväskylä in Jyväskylä, Radio City in Helsinki (90.3% owned) and Kiss FM, a semi-national radio network reaching 79% of the population in Finland. In Finland, we also operate the Iskelmä/Schalger radio network, which includes five local radio stations. Additionally, in Greece we own a 70% interest in, and operate, LAMPSI FM ("Lampsi"), a radio station located in Athens.

SBS New Media

        Since 1999, we have operated a new media division, SBS New Media, to expand our Internet-related activities, including interactive advertising, gaming, e-commerce, web access and multiple uses of entertainment content. During 2001, we reviewed SBS New Media's operations to focus on cash flow positive activities, disposed of several new media investments and scaled back the scope of SBS New Media's operations in view of market conditions. We continue to operate internet sites in conjunction with our television and radio channels, as well as several internet portals, and to own minority investments in certain new media companies.

Recent Developments

Television

        On June 21, 2002, we entered into a share purchase agreement to sell our 33% equity stake in TVN Sp.z o.o., a leading Polish television broadcaster ("TVN"), to International Trading and Investment Holdings S.A. ("ITI") for total consideration of $150 million in cash and 666,666 of our common shares currently owned by ITI. The transactions are conditional upon, and were intended to be financed primarily from, the proceeds of ITI's initial public offering of shares on the Warsaw Stock Exchange, which was originally expected to close in July 2002. On July 2, 2002, ITI announced that it was postponing its initial public offering due to adverse market conditions. The share purchase agreement provides that ITI will use its best efforts to close the initial public offering as soon as practically possible unless the gross proceeds of the initial public offering expected to be received are less than $50 million or it becomes impracticable or inadvisable for ITI to proceed with the initial public offering. ITI has recently announced that it is analysing its options with respect to the possible initial public offering of its shares. If the closing of the transactions shall have not occurred by December 31, 2002, then either party may terminate the share purchase agreement. No assurance can be given that ITI will complete its initial public offering this year or that we will therefore complete the sale of our 33% equity interest in TVN to ITI.

        The share purchase agreement provides that upon the completion of ITI's initial public offering, ITI will pay us $100 million in cash if at least $100 million in ITI shares are sold in the offering, and the remaining $50 million in cash within two years under put and call options. If less than $100 million in ITI shares are sold in the initial public offering, ITI will immediately pay us a cash amount equal to two-thirds of the proceeds of the offering (the "First Payment"), but not less than $50 million. In such event, ITI will pay us an additional cash amount equal to the difference between $100 million and the First Payment within one year through put and call options, and a further $50 million within two years through put and call options. The option price for all amounts not paid upon the closing of ITI's initial public offering will bear a premium accruing at six-month LIBOR plus 275 basis points. We will initially transfer to ITI a portion of our TVN shares equal to between approximately 10% and 23% of the outstanding shares in TVN (depending on the amount of cash paid by ITI to us upon the closing of the offering), with the remaining TVN shares owned by us to be transferred to ITI under the put and call arrangements on a pro rata basis upon ITI's payment of amounts owed to us at the time of the transfer. ITI will also transfer to us the 666,666 of our common shares that ITI received as part of the consideration paid by us to ITI when we purchased our 33% indirect interest in TVN. In addition to the closing of ITI's initial public offering, the transactions are conditional upon the conclusion of definitive documentation and certain other conditions.

Radio

        On October 22, 2002, we sold our interest in Publimusic B.V., which operates the Dutch radio station Noordzee FM, to Talpa Management B.V., a private investment company controlled by John de Mol, as part of a transaction involving the sale of 100% of Publimusic to Talpa Management B.V. The cash consideration received was €10,210,000, of which our share was approximately €7,100,000. As part of the transaction, Publimusic B.V. will be entitled to receive €1,815,000 in advertising time on SBS6, NET5 and V8 at rate card prices, which must be used before December 31, 2004, subject to availability. In addition, the purchaser may be able to recover up to approximately 31% of the cash consideration in the transaction from the sellers under certain circumstances related to the granting of radio broadcasting licenses in The Netherlands.

Financial Reporting and Accounting

        Effective January 1, 2002, we prepare our financial statements in euro and, consistent with prior years, in accordance with US generally accepted accounting principles ("US GAAP"). Comparative prior year financial statements have been revised to reflect the euro as the reporting currency.

        Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro, and incur substantial operating and interest expenses in these currencies. We also incur significant operating expenses for programming in US dollar and other currencies, and we incur interest expense in US dollar. Balance sheet accounts are translated from functional currencies other than the euro at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period. Any resulting balance sheet translation adjustments are reflected as a component of shareholders' equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

        In the discussions of the results for the three and nine months ended September 30, 2002 compared to the three and nine months ended September 30, 2001, we divide our operations into three categories:

  •
  "Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark 1 and TvDanmark 2 (in Denmark), jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and, from October 1, 2001, V8 (in The Netherlands), jointly referred to as "our Dutch Television operations"; TV2 (in Hungary); prima TV (in Romania) through to June 30, 2001; and other related operations that are not material.

  •
  "Radio operations", which include: The Voice, Pop FM and KISS FM in Copenhagen, The Voice and Pop FM in Odense, and from October 1, 2001, The Voice and Pop FM in Aarhus (in Denmark), jointly referred to as "our Danish Radio operations"; Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenburg, Radio 106.7 Rockklassiker and Radio Easy FM in Stockholm (in Sweden), jointly referred to as "our Swedish Radio operations"; Radio Sata, Radio Mega, Radio KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland), jointly referred to as "our Finnish Radio operations"; and Lampsi (in Greece).

  •
  "SBS New Media", which includes results from vt4.net (in Belgium), transactional revenues related to e-ventures in which we have an equity stake and a portion of advertising revenues arising from campaigns placed at our television and radio stations by those e-ventures.

        Results from TV3 in Switzerland (through to November 30, 2001), TVN in Poland, prima TV in Romania (from July 1, 2001), V8 in The Netherlands (from April 1 to September 30, 2001), ATV in Austria (from November 1, 2001) and Noordzee FM in The Netherlands are not included in the operations referred to above, but are included in equity in loss from unconsolidated subsidiaries. Except for V8, these are subsidiaries in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations. At the time of the acquisition of V8, and for most of 2001, the Company was pursuing a sale of a majority interest in V8 and accordingly control over the station was considered to be temporary.

        When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

Operating Expenses as a Percentage of Revenue

	Three months ended September 30,		Nine months ended September 30,
	2001	2002	2001	2002
Net revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Station operating expenses	75.7%	74.6%	75.6%	75.0%
Selling, general and administrative expenses	22.1%	23.0%	20.6%	19.5%
Corporate expenses	4.4%	4.3%	3.6%	3.0%
Non-cash compensation	1.6%	0.2%	0.7%	0.2%
Depreciation and amortization	7.8%	4.1%	6.9%	4.6%

Three months ended September 30, 2002 compared to three months ended September 30, 2001

Net Revenue

        Net revenue increased €8,323,000, or 9%, from €90,587,000 for the three months ended September 30, 2001 to €98,910,000 for the three months ended September 30, 2002. The increase was primarily attributable to increased net revenues of €9,764,000, or 12%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased net revenues of €7,828,000, or 27%, from our Dutch Television operations primarily as a result of revenues of €4,372,000 from V8, which was not consolidated in the three months ended September 30, 2001. Excluding V8, our Dutch Television operations had increased revenues of €3,456,000, or 12%, mainly due to greater demand for television advertising, which has increased by an estimated 5%. Kanal 5 had increased net revenues of €4,256,000, or 43%, mainly due to an increase in viewing shares, and TVNorge had increased net revenues of €599,000, or 7%, compared to the same period last year. Such increases were offset by a decrease of €1,454,000, or 14%, at our Danish Television operations mainly due to a decrease in viewing shares. TV2 in Hungary had decreased revenues of €925,000, or 7%, mainly due to a significant decrease in share of viewing in July and August. VT4 had decreased revenues of €499,000, or 7%, mainly due to decreased barter revenues, which almost corresponded to the decrease in marketing expenses at VT4.

        Our Radio operations net revenues increased €109,000, or 1%, due to revenues of €416,000 at Lampsi, which was not broadcasting in the three months ended September 30, 2001. This increase was offset by a decrease in revenues at our Danish and Finnish Radio operations.

        SBS New Media net revenues decreased €1,550,000, or 64%, due to an expected decrease in advertising revenues arising from campaigns placed at our television and radio stations by e-ventures in which we have an equity stake.

Station Operating Expenses

        Station operating expenses increased €5,247,000, or 8%, from €68,564,000 for the three months ended September 30, 2001 to €73,811,000 for the three months ended September 30, 2002, mainly due to station operating expenses of €5,751,000 at V8, which was not consolidated in the three months ended September 30, 2001. On a same stations basis station operating expenses decreased €606,000, or 1%, from €68,473,000 for the three months ended September 30, 2001 to €67,867,000 for the three months ended September 30, 2002. Station operating expenses expressed as a percentage of net revenues were 75.7% and 74.6% for the three months ended September 30, 2001 and 2002, respectively.

        Excluding V8, our Television operations had decreased station operating expenses of €697,000, or 1%, for the three months ended September 30, 2002 compared to the three months ended September 30, 2001, mainly due to decreased programming expenses at our Danish Television operations and Kanal 5 of €1,708,000, or 29%, and €755,000, or 13%, respectively. Such decreases were offset by increased station operating expenses of €874,000, or 9%, at TV2 in Hungary, mainly due to the launch of Big Brother in September 2002.

        Our Radio operations had increased station operating expenses of €148,000, or 4%, primarily due to expenses at The Voice Aarhus, which was not owned by us in the three months ended September 30, 2001.

        SBS New Media had substantially unchanged station operating expenses.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €2,794,000, or 14%, from €19,988,000 for the three months ended September 30, 2001 to €22,782,000 for the three months ended September 30, 2002, primarily due to increased expenses of €2,992,000, or 19%, from our Television operations. Selling, general and administrative expenses expressed as a percentage of net revenues were 22.1% and 23.0% for the three months ended September 30, 2001 and 2002, respectively.

        The increase in selling, general and administrative expenses at our Television operations was mainly due to increased selling, general and administrative expenses of €2,889,000 at our Dutch Television operations. This increase resulted primarily from the move of offices of our Dutch Television operations and selling, general and administrative expenses of €1,968,000 at V8, which was not consolidated in the three months ended September 30, 2001.

        Our Radio operations decreased their selling, general and administrative expenses by €32,000, or 1%, primarily due to general savings at our Swedish and Finnish Radio operations. Such savings were partly offset by expenses at Lampsi, which was not broadcasting in the three months ended September 30, 2001, and The Voice Aarhus, which was not owned by us in the three months ended September 30, 2001.

        SBS New Media had decreased selling, general and administrative expenses of €166,000, due to general savings at vt4.net.

Corporate Expenses

        Corporate expenses increased €300,000, or 8%, from €3,980,000 for the three months ended September 30, 2001 to €4,280,000 for the three months ended September 30, 2002, mainly due to severance payments made to our former Chief Executive Officer and certain other staff, and due to expenses incurred in relation to the move of offices to Amsterdam. Corporate expenses expressed as a percentage of net revenues were 4.4% and 4.3% for the three months ended September 30, 2001 and 2002, respectively.

Non-cash Compensation

        Non-cash compensation decreased €1,230,000, or 86%, from €1,437,000 for the three months ended September 30, 2001 to €207,000 for the three months ended September 30, 2002, mainly due to the absence in 2002 of the compensation expense for our former Chief Operating Officer.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses decreased €3,022,000, or 43%, from €7,100,000 for the three months ended September 30, 2001 to €4,078,000 for the three months ended September 30, 2002. This decrease was mainly attributable to the absence in 2002 of goodwill amortization of €1,310,000, as the Company has applied Statements of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets("FAS 142"), effective January 1, 2002. FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, but requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, FAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The decrease was also partially due to a €1 million one-off reduction in amortization on our access to distribution in Norway, and to lower depreciation on production equipment. Depreciation and amortization expenses as a percentage of net revenues were 7.8% and 4.1% for the three months ended September 30, 2001 and 2002, respectively.

Operating Income

        Operating loss decreased €11,921,000, or 66%, from €18,169,000 for the three months ended September 30, 2001 to €6,248,000 for the three months ended September 30, 2002, primarily due to a decreased operating loss of €4,346,000 at our Television operations and the absence in 2002 of restructuring expenses of €7,687,000, which we incurred in 2001 in connection with a restructuring of our businesses and corporate offices in order to position the Company for upcoming challenges in the European television and radio markets.

        The decrease in our operating loss was achieved despite an operating loss in the three months ended September 30, 2002 of €3,619,000 at V8, which was not consolidated in the three months ended September 30, 2001, and an increased operating loss of €2,766,000 at TV2 in Hungary. Such losses were partly offset by a decrease in losses at our Danish Television operations and TVNorge of €1,573,000 and €2,871,000, respectively, and by increased operating income at our Dutch Television operations (excluding V8) and Kanal 5 of €1,393,000 and €4,524,000, respectively.

Equity in Loss from Unconsolidated Subsidiaries

        Equity in loss from unconsolidated subsidiaries decreased €11,571,000, or 81%, from a loss of €14,277,000 for the three months ended September 30, 2001 to a loss of €2,706,000 for the three months ended September 30, 2002. The decrease was mainly attributable to the absence in 2002 of net losses of €4,948,000 from V8 in the three months ended September 30, 2001, when we did not consolidate the results of V8, net losses of €2,783,000 in the three months ended September 30, 2001 associated with our interest in TV3 in Switzerland, which was sold in November 2001, and the absence of goodwill amortization of €2,760,000 related to our equity investments in TVN and TVN7 in Poland, Noordzee FM and V8 for the three months ended September 30, 2001.

Net Interest Expense

        Net interest expense increased €704,000, or 11%, from €6,409,000 for the three months ended September 30, 2001 to €7,113,000 for the three months ended September 30, 2002. The increase was primarily attributable to reduced interest income related to lower average cash balances.

Foreign Exchange Loss

        Foreign exchange loss decreased €964,000, or 47%, from €2,067,000 for the three months ended September 30, 2001 to €1,103,000 for the three months ended September 30, 2002.

Investment Gain (Loss)

        Investment gain (loss) improved €6,002,000, or 110%, from a loss of €5,444,000 for the three months ended September 30, 2001 to a gain of €558,000 for the three months ended September 31, 2002, mainly due to the absence in 2002 of write-offs on our New Media investments. The gain in 2002 was realized on sales of certain New Media investments.

Other Expenses, Net

        Other expenses, net, decreased €280,000, or 16%, from €1,771,000 for the three months ended September 30, 2001 to €1,491,000 for the three months ended September 30, 2002, mainly due to the absence in 2002 of a write-off of €1,151,000 of our investment in HOT Italy. This improvement was partly offset by €913,000 of expensed project costs in the three months ended September 30, 2002, mainly related to our unsuccessful application for radio broadcasting licenses in Ireland and the United Kingdom.

Net Loss

        As a result of the foregoing, our net loss decreased €27,699,000 from a loss of €45,901,000 for the three months ended September 30, 2001 to a loss of €18,202,000 for the three months ended September 30, 2002.

Nine months ended September 30, 2002 compared to nine months ended September 30, 2001

Net Revenue

        Net revenue increased €10,828,000, or 3%, from €330,985,000 for the nine months ended September 30, 2001 to €341,813,000 for the nine months ended September 30, 2002. The increase was primarily due to increased net revenues of €13,955,000, or 5%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased net revenues of €19,222,000, or 18%, from our Dutch Television operations, mainly due to revenues of €13,993,000 from V8, which was not consolidated in the nine months ended September 30, 2001. Excluding revenues from V8, our Dutch Television operations had increased revenues of €5,229,000, or 5%, mainly due to an increased television advertising market. Kanal 5 had increased net revenues of €6,139,000, or 16%, mainly due to improved viewing shares, and TVNorge had increased net revenues of €1,032,000, or 3%, compared to the same period last year. Such increases were offset by a decrease of €2,908,000 related to prima TV, which was not consolidated from July 1, 2001. Our Danish Television operations had decreased revenues of €5,376,000, or 16%, mainly due to a decrease in the Danish television advertising market. VT4 had decreased revenues of €3,319,000, or 10%, mainly due to decreased barter revenues, which almost corresponded to the decrease in marketing expenses at VT4. TV2 in Hungary had decreased revenues of €1,739,000, or 4%, mainly due to decreased viewing shares.

        Our Radio operations net revenues decreased €159,000, or 1%, mainly due to decreased revenues in our Finnish Radio operations, which resulted from a decrease in the local radio advertising market.

        SBS New Media net revenues decreased €2,968,000, or 47%, due to an expected decrease in advertising revenues arising from campaigns placed at our television and radio stations by e-ventures in which we have an equity stake.

Station Operating Expenses

        Station operating expenses increased €6,333,000, or 3%, from €250,066,000 for the nine months ended September 30, 2001 to €256,399,000 for the nine months ended September 30, 2002, mainly due to station operating expenses of €19,369,000 at V8, which was not consolidated in the nine months ended September 30, 2001. This increase was offset by the absence in 2002 of station operating expenses of €4,259,000 at prima TV, which was not consolidated from July 1, 2001. On a same stations basis, station operating expenses decreased €8,848,000, or 4%, from €245,455,000 for the nine months ended September 30, 2001 to €236,607,000 for the nine months ended September 30, 2002. Station operating expenses expressed as a percentage of net revenues were 75.6% and 75.0% for the nine months ended September 30, 2001 and 2002, respectively.

        Excluding V8 and prima TV, our Television operations had decreased station operating expenses of €8,891,000, or 4%, for the nine months ended September 30, 2002, compared to the nine months ended September 30, 2001, mainly due to decreased programming expenses at our Danish Television operations and Kanal 5 of €5,342,000, or 27%, and €3,032,000, or 14%, respectively.

        Our Radio operations had increased station operating expenses of €34,000, primarily due to increased expenses related to The Voice Aarhus, which was not owned by us in the nine months ended September 30, 2001. This increase was partly offset by general savings at our Swedish and Finnish Radio operations.

        SBS New Media had increased station operating expenses of €80,000.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses decreased €1,319,000, or 2%, from €68,019,000 for the nine months ended September 30, 2001 to €66,700,000 for the nine months ended September 30, 2002. Selling, general and administrative expenses expressed as a percentage of net revenues were 20.6% and 19.5% for the nine months ended September 30, 2001 and 2002, respectively.

        Selling, general and administrative expenses at our Television operations decreased €85,000, despite selling, general and administrative expenses of €4,543,000 at V8, which was not consolidated in the nine months ended September 30, 2001. This increase was offset by decreased marketing expenses of €

3,567,000 at VT4, and by the absence in 2002 of selling, general and administrative expenses of €975,000 at prima TV, which was not consolidated from July 1, 2001.

        Our Radio operations had lower selling, general and administrative expenses of €620,000, or 5%, primarily due to general savings at our Swedish and Finnish Radio operations. Such savings were partly offset by expenses at The Voice Aarhus, which was not owned by us in the nine months ended September 30, 2001.

        SBS New Media had decreased selling, general and administrative expenses of €614,000, due to general savings at vt4.net.

Corporate Expenses

        Corporate expenses decreased €1,442,000, or 12%, from €11,840,000 for the nine months ended September 30, 2001 to €10,398,000 for the nine months ended September 30, 2002, mainly as a result of the corporate restructuring in 2001. Corporate expenses expressed as a percentage of net revenues were 3.6% and 3.0% for the nine months ended September 30, 2001 and 2002, respectively.

Non-cash Compensation

        Non-cash compensation decreased €1,572,000, or 72%, from €2,193,000 for the nine months ended September 30, 2001 to €621,000 for the nine months ended September 30, 2002, mainly due to the absence in 2002 of the compensation expense for our former Chief Operating Officer.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses decreased €7,403,000, or 32%, from €22,987,000 for the nine months ended September 30, 2001 to €15,584,000 for the nine months ended September 30, 2002. This decrease was mainly attributable to the absence in 2002 of goodwill amortization of €4,420,000, as the company has applied FAS 142 effective January 1, 2002. The decrease was also partially due to a €1 million one-off reduction in amortization on our access to distribution in Norway, and to lower depreciation on production equipment. Depreciation and amortization expenses expressed as a percentage of net revenues were 6.9% and 4.6% for the nine months ended September 30, 2001 and 2002, respectively.

Operating Loss

        Operating loss decreased €23,918,000, or 75%, from €31,807,000 for the nine months ended September 30, 2001 to €7,889,000 for the nine months ended September 30, 2002, primarily as a result of decreased operating losses of €14,205,000 at our Television operations.

        The decrease in our operating loss was achieved despite an operating loss in 2002 of €10,493,000 at V8, which was not consolidated in the nine months ended September 30, 2001. This loss was partly offset by the absence of losses in 2002 of €3,064,000 at prima TV, which was not consolidated from July 1, 2001. Excluding the operating results from V8 and prima TV, our same station operating income (loss) improved €31,348,000, from a loss of €28,261,000 for the nine months ended September 30, 2001 to an income of €3,087,000 for the nine months ended September 30, 2002, primarily due to a decrease in losses at our Danish Television operations and TVNorge of €6,867,000 and €6,237,000, respectively, and due to increased operating income at Kanal 5 and our Dutch Television operations (excluding V8) of €9,198,000 and €4,531,000, respectively. The decrease in our operating loss was also partly due to the absence in 2002 of restructuring expenses of €7,687,000.

Equity in Loss from Unconsolidated Subsidiaries

        Equity in loss from unconsolidated subsidiaries decreased €25,982,000, or 92%, from €28,342,000 for the nine months ended September 30, 2001 to €2,360,000 for the nine months ended September 30, 2002. The decrease was mainly attributable to the absence in 2002 of net losses of €8,081,000 from V8 in the nine months ended September 30, 2001, when we did not consolidate the results of V8, net losses of €9,621,000 in the nine months ended September 30, 2001 associated with our interest in TV3 in Switzerland, which was sold in November 2001, and the absence of goodwill amortization of €7,722,000 related to our equity investments in TVN and TVN7 in Poland, Noordzee FM and V8, for the nine months ended September 30, 2001.

Net Interest Expense

        Net interest expense increased €5,652,000, or 39%, from €14,488,000 for the nine months ended September 30, 2001 to €20,140,000 for the nine months ended September 30, 2002. The increase was primarily attributable to reduced interest income related to cash balances and increased interest expense related to our €135 million 12% Senior Notes.

Foreign Exchange Gains

        Foreign exchange gains increased €8,477,000, or 319%, from €2,654,000 for the nine months ended September 30, 2001 to €11,131,000 for the nine months ended September 30, 2002, primarily as a result of a currency gain in 2002 on our $75 million Convertible Debentures and currency gains on our dollar-denominated programming liabilities.

Investment Gain (Loss)

        Investment gain (loss) improved €19,478,000 from a loss of €18,920,000 for the nine months ended September 30, 2001 to a gain of €558,000 for the nine months ended September 31, 2002. This improvement was primarily due to the absence in 2002 of write-offs on our New Media investments. The gain in 2002 has been realized on sales of certain New Media investments.

Other Expenses, Net

        Other expenses, net, decreased €1,405,000, or 47%, from €3,010,000 for the nine months ended September 30, 2001 to €1,605,000 for the nine months ended September 30, 2002, mainly due to the absence in 2002 of a write-off of €1,151,000 of our investment in HOT Italy.

Net Loss

        As a result of the foregoing, our net loss decreased €71,874,000 from a loss of €92,225,000 for the nine months ended September 30, 2001 to a loss of €20,351,000 for the nine months ended September 30, 2002.

Liquidity and Capital Resources

        In November 1997, we sold an aggregate of $75,000,000 in principal amount of 7% Convertible Subordinated Notes due 2004, (the "1997 Notes"). Interest on the 1997 Notes is payable semi-annually in June and December each year. Holders of the 1997 Notes are entitled to convert the 1997 Notes into common shares at a conversion price of $29.13 per share. After December 5, 2000, the 1997 Notes are redeemable, in whole or in part at our option, including accrued and unpaid interest to the date of redemption and a redemption premium.

        Effective August 1, 1999, we acquired 51% of Publimusic B.V., a Dutch corporation, which owns and operates Noordzee FM, a national Dutch radio station. On June 1, 2001, we established a wholly-

owned Dutch company, SBS Radio B.V., to hold our 51% interest in Publimusic B.V. On September 7, 2001, we sold a 30% interest in SBS Radio B.V. to De Telegraaf, which is also the owner of 30% of our television operations in the Netherlands, for $1,400,000, the equivalent of 30% of our net investment in the station. On October 22, 2002 we sold our interest in Publimusic B.V. for cash consideration of €10,210,000, of which our share was approximately €7,100,000. See "Recent Developments".

        On February 18, 2000, we entered into a term sheet with Central European Media Enterprises, Ltd. ("CME"), which set out the principal terms and conditions agreed to in connection with a contemplated transaction between CME and us in Hungary, Poland and Slovenia. On February 21, 2000, we acquired all of CME's broadcasting assets, including programming inventories, real estate, and related tangible and intangible assets in Hungary for a total consideration of approximately $16,900,000. We simultaneously agreed to sell 50% of these Hungarian assets to CLT UFA SA for $9,000,000, payable over three years. In October 2000, we sold all of our interests in Kanal A in Slovenia to CME for $12,500,000. On February 21, 2000, we further agreed with CME that we would have a call option to acquire all of CME's rights to $40,000,000 in aggregate principal amount of convertible notes of ITI Holdings for $37,500,000 and that CME would have a put option to require us to purchase the ITI notes for $25,000,000. On June 29, 2000, we exercised our option to acquire the ITI notes.

        Effective March 1, 2000, we acquired a 70% interest in a company that owns and operates Lampsi, a radio station located in Athens, Greece. The purchase price was GRD 2.3 billion (€6,750,000), of which 60% was paid at closing and the remaining 40% was paid in April 2002.

        On March 9, 2000, we exercised our option to acquire, for a nominal amount, 86% of the shares of Amerom Television Ltd ("Amerom"), which owns 100% of Amerom Television S.r.l., the owner and operator of prima TV in Romania. On July 18, 2001, we completed the issuance, for $6,000,000, of new shares representing 53.5% of Romanian Broadcasting Corporation Limited ("RBC"), a newly formed SBS subsidiary that holds an 86% interest in Amerom, to Romanian Investment and Development S.r.l. ("RID"), a company controlled by the General Manager of prima TV. We continue to own 46.5% of RBC. Substantially all of the $6,000,000 investment in RBC has been used to fund the operating requirements of prima TV for 2001 and 2002. SBS and RID jointly control RBC, and as a result, we no longer consolidate the operations of prima TV. For three calendar years after the third anniversary of closing the transaction, we have a call option to increase our RBC ownership to 75% and RID has a put option to cause us to increase our RBC ownership up to 75%. The call and put options are exercisable at a price equal to a multiple of eight times the average annual EBITDA of RBC during the two-year period beginning January 1 of the year prior to the year in which the option is exercised.

        On July 26, 2000, we acquired from ITI a 33% interest in TVN, in exchange for consideration consisting of 666,666 of our common shares, the surrender to ITI of the notes we acquired from CME and $91,600,000 in cash. In connection with this agreement we agreed to indemnify ITI against our pro rata share of any payments made by ITI or one of its affiliates pursuant to guarantees provided by them on behalf of TVN to certain bank lenders and program suppliers. On June 21, 2002, we entered into a share purchase agreement to sell our 33% equity stake in TVN to ITI for total consideration of $150 million in cash and 666,666 of our common shares currently owned by ITI. The transactions are conditional upon, and were intended to be financed primarily from, the proceeds of ITI's initial public offering of shares on the Warsaw Stock Exchange, which was originally expected to close in July 2002. On July 2, 2002, ITI announced that it was postponing its initial public offering due to adverse market conditions. The share purchase agreement provides that ITI will use its best efforts to close the initial public offering as soon as practically possible unless the gross proceeds of the initial public offering expected to be received are less than $50 million or it becomes impracticable or inadvisable for ITI to proceed with the initial public offering. ITI has recently announced that it is analysing its options with respect to the possible initial public offering of its shares. If the closing of the transactions shall have not occurred by December 31, 2002, then either party may terminate the share purchase agreement. No assurance can be given that ITI will complete its initial public offering this year or that we will therefore complete the sale of our 33% equity interest in TVN to ITI.

        The share purchase agreement provides that upon the completion of ITI's initial public offering, ITI will pay us $100 million in cash if at least $100 million in ITI shares are sold in the offering, and the remaining $50 million in cash within two years under put and call options. If less than $100 million in ITI shares are sold in the initial public offering, ITI will immediately pay us a cash amount equal to two-thirds of the proceeds of the offering (the "First Payment"), but not less than $50 million. In such event, ITI will pay us an additional cash amount equal to the difference between $100 million and the First Payment within one year through put and call options, and a further $50 million within two years through put and call options. The option price for all amounts not paid upon the closing of ITI's initial public offering will bear a premium accruing at six-month LIBOR plus 275 basis points. We will initially transfer to ITI a portion of our TVN shares equal to between approximately 10% and 23% of the outstanding shares in TVN (depending on the amount of cash paid by ITI to us upon the closing of the offering), with the remaining TVN shares owned by us to be transferred to ITI under the put and call arrangements on a pro rata basis upon ITI's payment of amounts owed to us at the time of the transfer. ITI will also transfer to us the 666,666 of our common shares that ITI received as part of the consideration paid by us to ITI when we purchased our 33% indirect interest in TVN. In addition to the closing of ITI's initial public offering, the transactions are conditional upon the conclusion of definitive documentation and certain other conditions.

        On September 7, 2000, we entered into a €150,000,000 secured loan facility agreement with DLJ Capital Funding, Inc. Amounts drawn under such facility were primarily used to finance the TVN acquisition and for general corporate purposes. On March 2, 2001, this facility was converted to a €134,000,000 secured loan facility with a final maturity date of June 30, 2001. On June 14, 2001, we issued an aggregate principal amount of €135,000,000 of 12% Senior Notes due June 15, 2008 and repaid in full the amount outstanding under the secured loan facility.

        On April 12, 2001, our Dutch operations acquired a 50% interest in TV 10 B.V. in The Netherlands from News Corp. for a consideration of 866,013 SBS common shares. In connection with this transaction our Dutch operations received a loan of $4,350,000 from De Telegraaf, which has been repaid in full. Fox Kids Europe Channels B.V. owns the other 50% interest in TV 10 B.V. Under the license held by TV 10 B.V. we operate V8, a 70%-owned national satellite-to-cable television station.

        On September 25, 2001, TV2 executed amendments to its loan agreements (the "EBRD Loan") with the European Bank for Reconstruction and Development, Kereskedelmi es Hitelbank Rt. And Orszagos Takarekpenztar es Kereskedelmi Bank Rt. (collectively, the "Hungarian Lenders"). Pursuant to these amendments, TV2 repaid $13,600,000 of the facilities, financed in part through a €12,000,000 loan to TV2 from SBS. €9,404,000 remain outstanding under the amended EBRD Loan. The Hungarian Lenders agreed that the shareholder loans owed by TV2 to us need no longer be subordinated to TV2's other obligations and that the Project Funds Agreement, an agreement with the Hungarian Lenders, pursuant to which we had agreed to fund TV2 under certain circumstances, could be terminated. In connection with these agreements, SBS executed guarantees of TV2's obligations to the Hungarian Lenders under the amended EBRD Loan, and TV2 executed an agreement to indemnify us for any amounts paid by SBS under these guarantees. The EBRD Loan is repayable in escalating semi-annual installments commencing in June 2000 and has a final maturity in December 2005. Interest is payable semi-annually at a floating rate of LIBOR plus 3.5%.

        On November 5, 2001, we acquired a 20% equity interest in ATV, an Austrian satellite-to-cable television station, from certain of ATV's existing shareholders. We paid approximately €3,430,000 of cash and issued 108,082 of our common shares valued at €1,858,000 in consideration for the 20% interest in ATV. This consideration included the Company's share of ATV's funding requirements for 2001. On April 18, 2002, we exercised our right under the ATV shareholders' agreement to exchange our 20% equity interest in ATV for subordinated loans totaling ATS 55,005,000 (€4,000,000) made to ATV by certain other ATV shareholders, who are parties to the ATV shareholders' agreement. However, prior to the completion of the exchange, the other ATV shareholders waived their rights to repayment of all of their subordinated loans in order to satisfy Austrian capitalization requirements. As a result, there were no outstanding subordinated loans to ATV subject to our conversion right, and, accordingly, we have retained our 20% equity interest. We continue to have the right to exchange our ATV shares for subordinated loans to ATV made by ATV shareholders who are parties to the ATV shareholders' agreement as they make subordinated loans to ATV in the future.

        On May 14, 2002, we acquired 100% of MTM Produkcio Kft. ("MTM Productions"), a Hungarian television production company that produces programming for TV2, which we own together with MTM Kommunikacios Rt. ("MTM"). As part of this transaction, we acquired Concorde Media Beteiligungs GmbH's ownership interest in MTM Productions for $225,000 (€258,000). In addition, we acquired Ferenc Tolvaly and Robert Prokopp's ownership interest in MTM Productions for an aggregate purchase price of $4,275,000 (€4,900,000), less a post-closing adjustment of $1,434,000 (€1,645,000) based on the level of net debt within MTM Productions at the closing date.

        At the same time as the transaction described above took place, on May 14, 2002, as part of an overall re-organization of TV2, we entered into an agreement with Albene Befektetesi Kft. (to be renamed MTM-TV2 Kft.) ("Albene"), MTM, Robert Prokopp and Ferenc Tolvaly. Albene is a subsidiary of MTM, which in turn is a company controlled by Ferenc Tolvaly and Robert Prokopp. Pursuant to this agreement, we made an initial payment of $3,300,000 (€3,785,000) to Albene, with the ability to make a further payment of $5,000,000 (€5,735,000), towards the purchase of Albene's 16% interest in TV2. Our present intention is to assign this agreement, in whole or in part, to a Hungarian partner, as the Hungarian Media laws prohibit us from holding more than 49% of the voting rights in TV2 and require that a Hungarian person or legal entity owns at least 26% of the voting rights in a Hungarian company.

        We operate our Dutch Television operations through SBS Broadcasting B.V., our 70%-owned joint venture with De Telegraaf. In October 2002, SBS Broadcasting B.V. borrowed €11,800,000 from ING Bank on a secured basis and used the proceeds to repay in full shareholder loans from us and De Telegraaf incurred in connection with the acquisition of V8 (the "ING Loan"). SBS has guaranteed the ING Loan and SBS Broadcasting B.V. has agreed to indemnify us for any amount paid by SBS under the guarantee. The ING Loan is repayable in quarterly installments of €737,500, commencing January 2, 2003. Interest is payable quarterly at a floating rate of EURIBOR plus 1.75%.

        Cash used in operations was €8,872,000 for the nine months ended September 30, 2002 compared to cash used in operations of €30,729,000 for the nine months ended September 30, 2001. The decrease in cash used in operations was primarily due to reduced operating losses in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001.

        At September 30, 2002, we had cash and short-term cash investments of €33,450,000. Our portfolio of investments in equity securities had unrecognized losses of €3,179,000 at September 30, 2002, which, under Statement of Financial Accounting Standards No. 115 Accounting for Certain Investments in Debt and Equity Securities, have been recorded as a charge against other comprehensive income. We had working capital of €70,017,000 at September 30, 2002.

        We conduct our operations through our subsidiaries. Therefore, our primary internal source of cash and our ability to service debt are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans or other payments of funds by those subsidiaries. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to service our debt, or to make any funds available therefore, whether by dividends, loans or other payments. In addition, payments of dividends and the making of loans and advances or other payments to us by our subsidiaries are subject in some cases to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations.

        We believe that our current cash balances, together with available credit facilities, should be adequate to satisfy our anticipated operating and capital requirements for the foreseeable future. Our future liquidity is contingent upon the continued improvement of the operating results of our existing television and radio stations. Our ability to realize these improvements will be subject to prevailing economic conditions and to legal, financial, business, regulatory, industry and other factors, many of which are beyond our control.

Disclosure required by the Indenture

	Three months ended September 30, 2002	Last twelve months ended September 30, 2002
Restricted Group adjusted EBITDA(1)(2)	€2,060	€46,170
Unrestricted Group adjusted EBITDA(1)(2)	(4,023)	(17,990)
Consolidated adjusted EBITDA(1)	€(1,963)	€28,180

(1)
Adjusted EBITDA represents operating income (loss) before depreciation and amortization expenses, non-cash compensation, restructuring expenses and other non-recurring expenses. Adjusted EBITDA is not a measurement of operating performance calculated in accordance with US GAAP, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other income statement data as determined in accordance with US GAAP, or as a measure of profitability or liquidity, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Adjusted EBITDA may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is equivalent to station operating cash flow less corporate expenses, and, as noted below, we believe that station operating cash flow is a relevant measurement utilized by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Because all companies do not calculate Adjusted EBITDA identically, the presentation of Adjusted EBITDA may not be comparable to similarly entitled measures of other companies.

(2)
Unrestricted Group adjusted EBITDA only includes the adjusted EBITDA of our unrestricted subsidiaries (as defined in our Indenture for €135 million 12% Senior Notes, dated as of June 14, 2001, between SBS Broadcasting S.A. and The Bank of New York, as trustee) (the "Indenture"). Restricted Group Adjusted EBITDA only includes the adjusted EBITDA of our restricted subsidiaries (as defined in the Indenture) that are consolidated and thus excludes the unconsolidated subsidiary Radio Noordzee.

Station Operating Cash Flow

        "Station operating cash flow" is the operating loss plus corporate expenses, non-cash compensation, depreciation and amortization, and restructuring expenses. We believe that station operating cash flow is accepted by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Station operating cash flow is not meant to represent funds available for debt service, dividends, reinvestment or other discretionary uses. Station operating cash flow is not, and should not be used as, an indicator of or alternative to operating income (loss), net income (loss), or cash flow from operations as reflected in our consolidated financial statements and is not a measure of financial performance under generally accepted accounting principles.

        The following table reconciles operating loss to station operating cash flow:

	Nine months ended September 30,
	2001	2002
	(in thousands of euro)
Operating loss, as reported	€(31,807)	€(7,889)
Add:
Corporate expenses	11,840	10,398
Non-cash compensation	2,193	621
Depreciation and amortization	22,987	15,584
Restructuring expenses	7,687	—

Station operating cash flow	€ 12,900	€ 18,714

Comparative same station operating cash flow(1)	€ 15,602	€ 29,047

(1)
Comparative same station operating cash flow excludes the results from (i) V8, which was not consolidated in the nine months ended September 30, 2001, (ii) prima TV, which was not consolidated from July 1, 2001, and (iii) Lampsi, which was not broadcasting in the period from March 27, 2001 to March 19, 2002.

        Station operating cash flow for the nine months ended September 30, 2002 as compared to the nine months ended September 30, 2001 is as follows:

	Nine months ended September 30,
	2001	2002
	(in thousands of euro)
Television operations	€5,666	€13,487
Radio operations	2,524	2,951
New Media	4,710	2,276

	€12,900	€18,714

Comparative same station operating cash flow for our Television operations(1)	€7,992	€23,406

Comparative same station operating cash flow for our Radio operations(2)	€2,900	€3,365

(1)
Comparative same station operating cash flow excludes the results from (i) V8, which was not consolidated in the nine months ended September 30, 2001, and (ii) prima TV, which was not consolidated from July 1, 2001,

(2)
Comparative same station operating cash flow excludes results from Lampsi, which was not broadcasting from March 27, 2001 to March 19, 2002.

        Station operating cash flow for the nine months ended September 30, 2002 was €18,714,000 compared to €12,900,000 for the nine months ended September 30, 2001. The improvement was primarily attributable to improved station operating cash flow at Kanal 5 and our Dutch Television operations (excluding V8) of €8,753,000 and €4,772,000, respectively, and decreased losses at TVNorge and our Danish Television operations of €5,337,000 and €3,603,000, respectively. Such improvements were partly offset by a station operating cash flow loss of €9,919,000 at V8, which was not consolidated in 2001, and increased losses of €7,626,000 at TV2 in Hungary.

Critical Accounting Policies

        The Company's discussion and analysis of its financial condition and results of operations is based on the Company's consolidated financial statements prepared in accordance with US GAAP. The Company's financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. The Company believes that the following are some of the more critical judgment areas in the application of accounting policies that currently affect its financial position and results of operations.

        The Company's critical accounting policy with respect to revenue recognition is its determination as to the collectibility of accounts receivable from advertisers. The nature of the business does not lend itself to a concentration of receivables from individual customers. Experience has been that customer defaults are in line with the Company's accrual of bad debt expense and that the allowance for doubtful accounts has been adequate to cover the likely exposure to such defaults.

        The Company's accounting for its program rights inventory requires judgement as to the likelihood that such assets will generate sufficient revenue to cover the associated expense by attracting an appropriate audience. The carrying value of our program rights inventory is reviewed periodically to determine whether a write-down is required. The Company has generally not experienced significant write-downs on its program rights. Program right amortization rates are estimated in accordance with Statement of Financial Accounting Standards No. 63 Financial Reporting by Broadcasters. Amortization is accelerated in the event viewer ratings indicate the estimated revenue to be generated from the relevant program rights is less than the net book value of such program rights.

        The Company's critical accounting for the impairment of buildings, improvements, technical and other equipment, goodwill and intangible assets is assessing the recoverability by making assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or related assumptions materially change in the future, the Company may be required to record impairment charges not previously recorded for these assets. At September 30, 2002, the Company had €37,194,000 in net buildings, improvements, technical and other equipment, and €112,896,000 in goodwill and intangible assets, primarily broadcasting licenses.

Exchange Rates

        The following table presents the period-end and average exchange rates against the euro for the currencies in Norway (Norwegian kroner), Denmark (Danish kroner), Sweden (Swedish kronor), Hungary (Hungarian forint), Poland (Polish zloty) and for the US dollar at the dates and for the periods indicated. Unless otherwise indicated, the exchange rates presented below are based on the noon buying rate for such currency, and the average rates presented below were determined by averaging the daily noon buying rates of the respective currencies during the periods indicated.

	Nine months ended September 30,
	2001	2002
Norwegian kroner equivalent of €1.00
—end of period	8.1100	7.3415
—average during period	8.0750	7.5815
Swedish kroner equivalent of €1.00
—end of period	9.7415	9.1516
—average during period	9.1822	9.1831
Danish kroner equivalent of €1.00
—end of period	7.4371	7.4274
—average during period	7.4500	7.4313
Hungarian forints equivalent to €1.00(1)
—end of period	257.7500	244.8000
—average during period	258.3900	244.0188
Polish zloty equivalent to €1.00(1)
—end of period	3.8810	4.0826
—average during period	3.8450	3.8058
US dollar equivalent to €1.00
—end of period	0.9111	0.9860
—average during period	0.8957	0.9268

(1)
Officially quoted end and average rates as determined by the national banks of Hungary and Poland.

Trends Information

        The principal trend known to management that will affect our revenues and profitability is the growth of the commercial television market in our existing markets and in the new markets that we may enter. The pace and extent of such trends cannot be predicted.

        We expect that non-cash revenues arising from advertising campaigns placed at our television and radio stations by e-ventures in which we have equity stakes will decrease significantly in 2002 and onwards. Accordingly, we cannot give any assurance that our New Media division will be profitable in the future.

        Inflationary trends in the markets in which we operate have been stable (downward in the case of Hungary) in the last three years. Such trends have an impact upon many of our operating costs. Currently, inflation in our markets ranges from approximately 2–4% in Western Europe to approximately 8% in Hungary. Management does not believe that current inflationary trends will have a material effect upon our business. However, future inflationary trends cannot be predicted.

Forward Looking Statements

        This report on Form 6-K contains various "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we intend that such forward looking statements be subject to the safe harbours created thereby. These forward looking statements represent our expectations and beliefs regarding future events and can be identified by the use of forward looking terminology such as "may", "will", "expect", "should", "intend", "anticipate", "estimate", "assumes" or the negative thereof or comparable terminology. The forward looking statements contained in this Form 6-K include, without limitation, the following statements: (i) our intention to continue acquiring interests in and developing television and radio stations in our current markets and other parts of Europe as opportunities arise, (ii) our plans concerning our SBS New Media division, and (iii) our belief that our current cash balances and available credit should be adequate to satisfy our currently anticipated operating and capital requirements for the foreseeable future.

        We caution that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements contained in this Form 6-K, including, without limitation, the following: (i) the impact of extensive government regulation of broadcast operations in our existing and proposed markets, (ii) the impact of competition from other commercial and government stations and other forms of advertising supported media, including the available quantity and pricing of advertising by such competitors, (iii) our ability to obtain and/or renew broadcasting licenses, (iv) our ability to acquire requisite regulatory approvals and consents in connection with pending transactions involving us, (v) the popularity of our programming, (vi) the cost and availability of the programming to us, (vii) further impact of the adoption of the euro, (viii) ITI's ability to complete its initial public offering and therefore, our ability to complete the sale of our 33% equity interest in TVN to ITI, (ix) our ability to expand our penetration in our current markets and to enter new markets, (x) the availability of attractive opportunities to expand our broadcast operations, (xi) general economic conditions, (xii) the effects of changes in rates of advertising spending growth, (xiii) general conditions in the financial and capital markets and conditions in the financial and capital markets in the countries in which we operate and (xiv) our success at managing the risks that arise from these and other uncertainties. Results actually achieved may differ materially from the expected results contemplated by these statements.

SBS BROADCASTING SA

CONSOLIDATED BALANCE SHEETS
(in thousands of euro)

	December 31, 2001	September 30, 2002
		(unaudited)
ASSETS
Current assets:
Cash and short-term cash investments	€70,393	€33,450
Accounts receivable trade, net of allowance for doubtful accounts of €2,531 (€2,124 in 2001)	76,631	82,363
Accounts receivable, affiliates	1,212	1,213
Restricted cash and cash in escrow	3,341	1,193
Program rights inventory, current	100,641	124,706
Other current assets	30,544	26,209

Total current assets	282,762	269,134
Buildings, improvements, technical and other equipment, net of accumulated depreciation	35,986	37,194
Goodwill and intangible assets, net of accumulated amortization	97,971	112,896
Program rights inventory, non-current	71,705	78,201
Deferred financing cost, net of accumulated amortization	7,753	6,756
Investments in and advances to unconsolidated subsidiaries	189,227	189,380
Investments in equity securities	13,986	10,915
Notes receivable	1,982	857
Other assets	1,261	1,422

Total assets	€702,633	€706,755

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	€27,216	€45,080
Accrued expenses	60,787	63,228
Program rights payable, current	66,935	64,392
Notes payable, current	1,925	1,208
Current portion of long-term debt	3,430	4,240
Deferred income, current	19,661	20,969

Total current liabilities	179,954	199,117
Program rights payable, non-current	21,937	39,612
Convertible subordinated notes due 2004	84,260	76,483
12% senior notes due 2008	135,000	135,000
Other long-term debt	19,827	17,692
Deferred income, non-current	2,004	512
Other non-current liabilities	8,065	7,045
Minority interest	17,953	19,538
Shareholders' equity:
Common shares (authorized 75,000, issued 28,586 (28,352 in 2001) at par value €2.00)	56,703	57,173
Additional paid-in capital	616,845	616,755
Accumulated deficit	(439,295)	(459,646)
Unearned compensation	(828)	(207)
Treasury shares at cost (18 common shares)	(502)	(502)
Other comprehensive income (loss)	710	(1,817)

Total shareholders' equity	233,633	211,756

Total liabilities and shareholders' equity	€702,633	€706,755

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands of euro, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2001	2002	2001	2002
Net revenue	€90,587	€98,910	€330,905	€341,885
Operating expenses:
Station operating expenses	68,564	73,811	250,066	256,399
Selling, general and administrative expenses	19,988	22,782	68,019	66,700
Corporate expenses	3,980	4,280	11,840	10,398
Non-cash compensation	1,437	207	2,193	621
Depreciation	3,698	3,037	11,722	10,471
Amortization	3,402	1,041	11,265	5,113
Restructuring expenses	7,687	—	7,687	—

Total operating expenses	108,756	105,158	362,792	349,702

Operating loss	(18,169)	(6,248)	(31,807)	(7,889)
Equity in loss from unconsolidated subsidiaries	(14,277)	(2,706)	(28,342)	(2,360)
Interest income	919	460	2,793	1,120
Interest expense	(7,328)	(7,573)	(17,281)	(21,260)
Foreign exchange gain (loss)	(2,067)	(1,103)	2,654	11,131
Investment gain (loss)	(5,444)	558	(18,920)	558
Other expense, net	(1,771)	(1,491)	(3,010)	(1,605)

Loss before income taxes, minority interest and extraordinary item	(48,137)	(18,103)	(93,913)	(20,305)
Income taxes	3	(22)	(107)	(183)

Loss before minority interest and extraordinary item	(48,134)	(18,125)	(94,020)	(20,488)
Minority interest in (income) losses, net	2,233	(77)	5,044	137

Loss before extraordinary item	(45,901)	(18,202)	(88,976)	(20,351)
Extraordinary loss, net of tax benefit	—	—	(3,249)	—

Net loss	€ (45,901)	€ (18,202)	€ (92,225)	€ (20,351)

Per common share (basic and diluted):
Loss before extraordinary item	€ (1.63)	€ (0.64)	€ (3.21)	€ (0.71)
Extraordinary loss	—	—	(0.11)	—

Net loss	€ (1.63)	€ (0.64)	€ (3.32)	€ (0.71)

Average common shares (thousands)	28,189	28,568	27,746	28,465

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(in thousands of euro)

	Nine months ended September 30,
	2001	2002
Cash flows from operating activities:
Net loss	€(92,225)	€(20,351)
Adjustments to reconcile net loss to net cash used in operating activities:
Revenue recorded in exchange for equity investments	(11,592)	(5,629)
Non-cash compensation	2,193	621
Depreciation and amortization	22,987	15,584
Equity in loss from unconsolidated subsidiaries	28,342	2,360
Non-cash interest expense	603	1,666
Foreign exchange (gain) loss on long-term debt	(80)	(7,705)
Investment losses	18,729	—
Other non-cash expenses	4,704	—
Minority interest in losses	(5,044)	(137)
Extraordinary loss	3,249	—
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(4,648)	(4,433)
Accounts receivable, associated companies	595	(83)
Program rights inventory, net	(17,656)	(15,476)
Other current assets	12,221	4,981
Other non-current assets	6,855	(244)
Accounts payable and accrued expenses	(1,082)	13,949
Deferred income	(207)	7,794
Other liabilities	1,327	(1,769)

Cash used in operating activities	(30,729)	(8,872)

Cash flows from investing activities:
Proceeds from sale of fixed assets	—	3,672
Cash capital expenditure	(15,011)	(19,574)
Cash invested in equity securities	(1,843)	—
Payment for purchase of acquired business, net of cash acquired	(2,320)	(10,463)

Cash used in investing activities	(19,174)	(26,365)

Cash flows from financing activities:
Net change in short-term borrowings	2,381	(2,019)
Proceeds from issuance of common shares	1,295	380
Proceeds from issuance of senior notes	128,130	—
Proceeds from hedging of long-term debt	3,181	—
Net change in restricted cash and cash in escrow	(5,570)	2,230
Purchases of treasury shares	(864)	—
Payment of long-term debt	(102,341)	(2,358)
Payment of capital lease obligation	(552)	(502)

Cash provided by (used in) financing activities	25,660	(2,269)

Effect of exchange rate changes on short-term cash investments	462	563
Net change in short-term cash investments	(23,781)	(36,943)
Cash and short-term cash investments, beginning of period	85,319	70,393

Cash and short-term cash investments, end of period	€61,538	€33,450

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands of euro)

	Common shares	Additional paid-in capital	Accumulated deficit	Unearned compen- sation	Treasury shares	Other comprehensive income (loss)	Total
Balance at December 31, 2000	€37,003	€601,319	€(325,470)	€(3,561)	€(67)	€(8,578)	€300,646
Issuance of 866,013 common shares in connection with TV10 acquisition	1,356	26,171					27,527
Issuance of 181,818 common shares in connection with investment in Zenimax	293	4,765					5,058
Exercise of warrants as to 85,000 common shares	137	1,158					1,295
Issuance of 108,082 common shares in connection with investment in ATV	191	1,714					1,905
Purchase of 29,000 treasury shares					(834)		(834)
Change of par value of common shares to €2.00	17,723	(17,723)					—
Re-issuance of 14,334 treasury shares		(399)			399		—
3,333 share options forfeited		(160)		160			—
Amortization of unearned compensation				2,573			2,573
Currency translation adjustment						6,455	6,455
Change in unrecognised loss on short-term investments						2,833	2,833
Net loss			(113,825)				(113,825)

Balance at December 31, 2001	56,703	616,845	(439,295)	(828)	(502)	710	233,633
Exercise of warrants as to 234,865 common shares	470	(90)					380
Amortization of unearned compensation				621			621
Currency translation adjustment						616	616
Change in unrecognised loss on short-term investments						(3,143)	(3,143)
Net loss			(20,351)				(20,351)

Balance at September 30, 2002 (unaudited)	€57,173	€616,755	€(459,646)	€(207)	€(502)	€(1,817)	€211,756

SBS BROADCASTING SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

        The accompanying unaudited consolidated financial statements have been prepared for the nine months ended September 30, 2001 and 2002, in accordance with US generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by US generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2002, are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. For further information, refer to the consolidated financial statements for the year ended December 31, 2001, and related notes thereto.

        The Treaty on European Economic and Monetary Union provides for the introduction of a single European currency, the euro, in substitution for the national currencies of the member states of the European Union that adopt the euro. The euro was introduced and foreign exchange operations in the euro commenced on January 1, 1999, when irrevocable conversion rates were set between the national currencies of the eleven member states of the EU that qualified and elected to participate in the euro. Of the countries we broadcast in or into, only four elected to participate: Belgium, The Netherlands, Finland and Greece. We do not believe that we have been or will be materially affected by the introduction of the euro. Through December 31, 2001, our reporting currency was the US dollar. However, since January 1, 2002, we have reported in euro, which is the functional currency of some of our major operating entities. We believe this change will significantly reduce the foreign exchange exposure on our reported revenues and earnings.

        Television advertising sales in our markets tend to be lowest during the third quarter of each calendar year, which includes the summer holiday period (typically July and August) and highest during the fourth quarter of each calendar year.

Note 1—Recent Developments

Poland

        On June 21, 2002, we entered into a share purchase agreement to sell our 33% equity stake in TVN Sp.z o.o., a leading Polish television broadcaster ("TVN"), to International Trading and Investment Holdings S.A. ("ITI") for total consideration of $150 million in cash and 666,666 of our common shares currently owned by ITI. The transactions are conditional upon, and were intended to be financed primarily from, the proceeds of ITI's initial public offering of shares on the Warsaw Stock Exchange, which was originally expected to close in July 2002. On July 2, 2002, ITI announced that it was postponing its initial public offering due to adverse market conditions. The share purchase agreement provides that ITI will use its best efforts to close the initial public offering as soon as practically possible unless the gross proceeds of the initial public offering expected to be received are less than $50 million or it becomes impracticable or inadvisable for ITI to proceed with the initial public offering. ITI has recently announced that it is analysing its options with respect to the possible initial public offering of its shares. If the closing of the transactions shall have not occurred by December 31, 2002, then either party may terminate the share purchase agreement. No assurance can be given that ITI will complete its initial public offering this year or that we will therefore complete the sale of our 33% equity interest in TVN to ITI.

        The share purchase agreement provides that upon the completion of ITI's initial public offering, ITI will pay us $100 million in cash if at least $100 million in ITI shares are sold in the offering, and the remaining $50 million in cash within two years under put and call options. If less than $100 million in ITI shares are sold in the initial public offering, ITI will immediately pay us a cash amount equal to two-thirds of the proceeds of the offering (the "First Payment"), but not less than $50 million. In such event, ITI will pay us an additional cash amount equal to the difference between $100 million and the First Payment within one year through put and call options, and a further $50 million within two years through put and call options. The option price for all amounts not paid upon the closing of ITI's initial public offering will bear a premium accruing at six-month LIBOR plus 275 basis points. We will initially transfer to ITI a portion of our TVN shares equal to between approximately 10% and 23% of the outstanding shares in TVN (depending on the amount of cash paid by ITI to us upon the closing of the offering), with the remaining TVN shares owned by us to be transferred to ITI under the put and call arrangements on a pro rata basis upon ITI's payment of amounts owed to us at the time of the transfer. ITI will also transfer to us the 666,666 of our common shares that ITI received as part of the consideration paid by us to ITI when we purchased our 33% indirect interest in TVN. In addition to the closing of ITI's initial public offering, the transactions are conditional upon the conclusion of definitive documentation and certain other conditions.

The Netherlands

        On October 22, 2002, we sold our interest in Publimusic B.V., which operates the Dutch radio station Noordzee FM, to Talpa Management B.V., a private investment company controlled by John de Mol, as part of a transaction involving the sale of 100% of Publimusic to Talpa Management B.V. The cash consideration received was €10,210,000, of which our share was approximately €7,100,000. As part of the transaction, Publimusic B.V. will be entitled to receive €1,815,000 in advertising time on SBS6, NET5 and V8 at rate card prices, which must be used before December 31, 2004, subject to availability. In addition, the purchaser may be able to recover up to approximately 31% of the cash consideration in the transaction from the sellers under certain circumstances related to the granting of radio broadcasting licenses in The Netherlands.

Note 2—Restructuring Expenses

        During the third and fourth quarter of 2001 the Company initiated a restructuring of its businesses and corporate offices in order to position itself for upcoming challenges in the European television and radio markets. The long-term strategy is to improve margin levels and cost efficiency, through a restructuring and centralization of play-out facilities, distribution and other technical services and streamlining the organization by reducing staffing of all functions to a minimum. In addition, due to the recession in the Internet industry, the Company decided to divest its equity interests in this segment and minimize its New Media activities.

        In total the Company entered into termination agreements with a total of 69 employees in third quarter and 96 employees in fourth quarter of 2001. The table below summarizes the restructuring related cost charged to the consolidated statement of operations in 2001 (in thousands).

	Total restructuring expense	Paid during 2001	Paid during nine months to September 30, 2002	Accrued at September 30, 2002
Termination benefits	€8,603	€4,211	€4,319	€73
Asset impairment losses	2,896	2,896	—	—
Other	1,061	436	525	100

Total	€12,560	€7,543	€4,844	€173

Note 3—Goodwill and Other Intangible Assets

        The Company has applied Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("FAS 142"), effective January 1, 2002. FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, but requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, FAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

        The Company evaluates goodwill for impairment in the fourth quarter of each year by comparing each reporting unit's unamortized balance of goodwill to its fair value using projected discounted cash flows.

        The following table presents the pro forma results of operations as if the Company had applied FAS 142 from January 1, 2001.

	Three months ended September 30,		Nine months ended September 30,
	2001	2002	2001	2002
Reported net loss	€(45,901)	€(18,202)	€(92,225)	€(20,351)
Add back:
Goodwill amortization	1,310	—	4,420	—
Goodwill amortization included in equity in income of unconsolidated subsidiaries	2,760	—	7,722	—

Adjusted net loss	€(41,831)	€(18,202)	€(80,083)	€(20,351)

Adjusted net loss per common share	€(1.48)	€(0.64)	€(2.89)	€(0.71)

        Goodwill and intangible assets comprised the following at December 31, 2001 and September 30, 2002, respectively (in thousands):

	December 31, 2001			September 30, 2002
	Gross carrying amount	Accumulated amortization	Goodwill and intangible assets, net	Gross carrying amount	Accumulated amortization	Goodwill and intangible assets, net
Goodwill	€125,713	€(33,590)	€92,123	€135,629	€(30,054)	€105,575
Broadcasting licenses	8,972	(5,792)	3,180	9,949	(5,394)	4,555
Other intangible assets	6,621	(3,953)	2,668	7,311	(4,545)	2,766

Total	€141,306	€(43,335)	€97,971	€152,889	€(39,993)	€112,896

Note 4—Segment Reporting

		Nine months ended September 30,
		2001	2002
		(in thousands of euro)
Television operations
Net revenue:
TV Norge	(in Norway)	€33,903	€34,935
Kanal 5	(in Sweden)	39,447	45,586
TV Danmark 1 and 2	(in Denmark)	34,608	29,232
VT4	(in Belgium)	33,539	30,220
SBS6 and NET5	(in the Netherlands)	105,549	110,778
V8	(in the Netherlands)	—	13,993
TV2	(in Hungary)	44,711	42,972
Prima TV	(in Romania)	2,908	—
Other		4,049	4,953

Total net revenue		298,714	312,669

Station operating expenses		238,780	244,999
Selling, general and administrative expenses		54,568	54,183
Depreciation		10,232	8,995
Amortization		9,348	4,201

Total operating expenses		312,628	312,378

	Income (loss) from operations	€(13,914)	€291

Radio operations
Net revenue:
Denmark		€8,995	€9,324
Sweden		6,878	6,830
Finland		9,589	8,974
Greece		551	726

Total net revenue		26,013	25,854

Station operating expenses		10,872	10,906
Selling, general and administrative expenses		12,617	11,997
Depreciation		1,343	1,318
Amortization		1,917	912

Total operating expenses		26,749	25,133

	Income (loss) from operations	€(736)	€721

New Media operations
Net revenue:
VT4 Network		€676	€1,413
Other		5,582	1,877

Total net revenue		6,258	3,290

Station operating expenses		414	494
Selling, general and administrative expenses		1,134	520
Depreciation		147	158

Total operating expenses		1,695	1,172

	Income from operations	€4,563	€2,118

Consolidated
Net revenue:		€330,985	€341,813

Income (loss) from operating segments		(10,087)	3,130
Corporate expenses		(11,840)	(10,398)
Non-cash compensation		(2,193)	(621)
Restructuring expenses		(7,687)	—
Operating loss		€(31,807)	€(7,889)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SBS BROADCASTING S.A.
Date: November 29, 2002	By:	/s/ MARKUS TELLENBACH Markus Tellenbach Chief Executive Officer

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SIGNATURES